UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The amendment is to correct the 4Q18 Revenues, Adjusted EBITDA and % change of the "Operating and Financial Metrics Highlights" table. All other information in the disclosure dated March 7, 2019 remains unchanged.

CORRECTING and REPLACING Despegar.com Announces 4Q18 Year-over-Year Growth of 11% in Transactions and Gross Bookings up 28% on an FX Neutral Basis Driving Further Market Share Gains

BUENOS AIRES, Argentina--(BUSINESS WIRE)--March 7, 2019--Please replace original release due to changes in the "Operating and Financial Metrics Highlights" table.

The corrected release reads:

DESPEGAR.COM ANNOUNCES 4Q18 YEAR-OVER-YEAR GROWTH OF 11% IN TRANSACTIONS AND GROSS BOOKINGS UP 28% ON AN FX NEUTRAL BASIS DRIVING FURTHER MARKET SHARE GAINS

Despegar.com, Corp. (NYSE:DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three months- and fiscal year ended December 31, 2018. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Fourth Quarter 2018 Key Financial and Operating Highlights

  Transactions up 11% year-over-year
  Room Nights up 8% YoY
  Estimated Air Market share grew 130 basis points YoY
  Gross bookings reached $1.2 billion, a year-over-year increase of 28% on an FX neutral basis (down 4% as reported)
  Excluding Argentina, transactions, room nights and gross bookings increased 18%, 33%, and 16% YoY, respectively
  Revenues totaled $133 million, up 9% on an FX neutral basis (down 13% as reported)
  Packages, Hotels and Other Travel Products accounted for 62% of total revenue in 4Q18, up 567 basis points from fourth quarter 2017
  Mobile transactions up 34% year-over-year, accounting for 36% of total transactions in 4Q18
  Approximately 49 million cumulative mobile application downloads as of December 31, 2018, up 27% year-over-year
  Adjusted EBITDA decreased 58% year-over-year. Excluding Argentina, Adjusted EBITDA rose by $8.7 million year-over-year
  Operating cash flow of ($5.4) million in 4Q18, compared to $25.2 million in 4Q17
  Repurchased 605,458 shares in 4Q18 for a total cost of $10.2 million at an average price per share of $16.88
  Net Promoter Score (NPS) up 780 bps YoY to 68%

Full Year 2018 Key Financial and Operating Highlights

  Transactions up 15%
  Room nights up 18%
  Estimated Air market share up 100 basis points YoY
  Gross bookings reached $4.7 billion, up 29% year-over-year on an FX neutral basis (+6% as reported)
  Excluding Argentina, transactions, room nights and gross bookings increased 18%, 32%, and 16% YoY, respectively
  Revenues of $531 million, up 19% on an FX neutral basis and flat as reported
  Adjusted EBITDA decreased 29% year-over-year. Excluding Argentina, Adjusted EBITDA rose by $14.7 million year-over-year.
  Operating cash flow of ($17.6) million, compared to $61.2 million in 2017
  Repurchased a total of 1.5 million shares during 2018 for a total cost of $26.0 million
  Opened sales call centers in its seven key markets during the year accounting for 1.5% of total gross bookings
  Successfully launched Tour Operator activities in 4Q18

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q18	Pro Forma 4Q17	Adj.	4Q17	% Chg	2018FY	Pro Forma 2017FY	% Chg
Operating metrics
Number of transactions	2.7	2.4	–	2.4	11%	10.4	9.1	15%
Gross bookings	$1,207.2	$1,258.4	–	$1,258.4	(4%)	$4,715.3	$4,454.5	6%
Mix of mobile transactions	36%	30%	–	30%	+645 bps	34%	28%	+532 bps
Financial metrics
Revenues	$132.5	$151.6	$7.6	$144.0	(13%)	$530.6	$529.4	0%
Air	50.3	66.1	0.3	65.8	(24%)	$214.8	241.6	(11%)
Packages, Hotels & Other Travel Products	82.3	85.5	7.3	78.2	(4%)	$315.8	287.9	10%
Net income	3.0	18.8	6.5	12.4	(84%)	19.2	46.2	(59%)
Adjusted EBITDA	13.9	32.7	7.6	25.1	(58%)	67.6	94.9	(29%)
Adjusted EBITDA (Excl. one-time items)	13.9	31.9		24.3	(56%)	68.4	92.1	(26%)

Note: For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Message from CEO

Commenting on the Company’s results, Damián Scokin, CEO stated: “We are pleased that our fourth quarter results show the successful execution of our strategy to gain market share and further improve our customer service. At that same time though these actions are impacting short term profitability. Although the Latin American markets, particularly Argentina, contracted during the quarter, our gross bookings, on a FX neutral basis, increased 28% and we continued to gain market share. Reflecting the actions taken and the resiliency of our business model, mobile transactions were up 34%, and Packages, Hotels and Other Products accounted for 62% of total revenue, an increase of more than 500 basis points from the same period in the prior year. Additionally, for the full year, we gained market share in air, grew our room nights by 18% and saw an increase in NPS. Strong execution of our strategic plan from pricing to new initiatives, is helping us address continued costs and foreign exchange pressures.

“We are also seeing the benefits of our investment in brand-building and our continuous customer improvement initiatives, including the opening of call center across our seven key markets and more recently our tour operation activities. We strategically invested in the most promising opportunities and functionalities which is attracting customers to our broad travel related options. In a dynamic and highly challenging operating environment in 2018, we grew our business while strategically invested for the future.

“We are fortunate to participate in a large, over $100 billion industry, with attractive long-term growth prospects. More and more people in Latin America are going online to plan their trips. We have built an omni-channel infrastructure that has the right products and services to ensure our consumers have a great travel booking experience no matter what platform they chose. Delivering superior value and customer service will continue to underpin everything we do. We are focused on further market share gains and driving long term profitable growth. We are taking a balanced and disciplined approach to further investing in the business. Looking ahead, we are very excited by the future we see for Despegar and believe we are on the right path to maximize our growth potential. We have a healthy balance sheet that gives us flexibility to make the necessary investments to drive long-term shareholder value. In summary, we believe we are well positioned for long-term marketplace success and confident Despegar’s sustained industry leadership and ability to gain market share will continue,” concluded Mr. Scokin.

Overview of Fourth Quarter 2018 Results

Operating Metrics

Key Operating Metrics
(In millions, except as noted)
	4Q18		4Q17		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$1,207.2		$1,258.4		(4%)	28%
Average selling price (ASP) (in $)	$451		$520		(13%)	15%
Number of Transactions by Segment & Total
Air	1.6	58%	1.4	57%	12%
Packages, Hotels & Other Travel Products	1.1	42%	1.0	43%	8%
Total Number of Transactions	2.7	100%	2.4	100%	11%

Despegar continued to invest in driving share gains across its key markets during 4Q18, which generated a 130 bps increase in air market share during the quarter, led by Argentina and Brazil (as per management estimates based on GDS and OAG data).

Transactions rose 11% to 2.7 million from 2.4 million in 4Q17 and FX neutral gross bookings increased 28% year-over-year in 4Q18 and 29% in 2018. During the quarter, industry gross bookings declined and significant currency depreciation was noted across the Company’s key markets, particularly Argentina. As a result, as reported gross bookings decreased 4% year-on-year, to $1,207.2 million in 4Q18, from $1,258.4 million in the year-ago quarter. However, this performance was significantly better than the low teens contraction experienced by the travel industry in Latin America in the fourth quarter.

The Latin American travel market is large with significant opportunity for Despegar as customers migrate online. As the leading OTA in Latin America, the Company is in a unique position to leverage its strong competitive position and low-cost operating structure to further increase market share.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

In 4Q18, Despegar successfully launched its proprietary activities (Tour Operations and allotments or “cupos”) offering customers the ability to purchase a full travel experience consisting of a charter flight, transportation, hotel and if the customer chooses, activities. This new seasonal service is currently offered in Argentina with trips to the south of Brazil. A total of 110 trips have taken place to-date, with a load factor of 99%.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 4Q18 remained relatively unchanged year-on-year at 42% of total transactions. This metric is impacted by a contracting market in Argentina, which still accounts for the highest share of Packages, Hotels and Other Travel Products.

Following continued investments in Customer Service, NPS continues to improve, up 780 bps YoY to 68% in 4Q18, as enhancing customer satisfaction remains a key priority.

The average selling price (“ASP”) reached $451 per transaction in 4Q18, a 15% year-over-year increase on an FX neutral basis, but 13% down as reported. This was mainly the result of year-on-year quarterly average currency devaluation of 51% in Argentina, one of Despegar’s key markets, which more than offset the successful continued mix-shift to higher ASP packages. This also reflects continued mix-shift from international to domestic travel across key markets.

Despegar continues to make solid progress in driving mobile transaction growth. During 4Q18 the number of transactions via mobile rose 34% year-over-year with 36% of all transactions completed on the mobile platform, up from 30% in 4Q17.

Geographic Breakdown

During 4Q18, Brazil, Despegar’s largest market, accounting for 41% of total transactions reported a year-over-year increase of 12.4% in transactions. On an FX neutral basis, gross bookings rose 31.8% year-over-year and ASPs increased 17.3%. However, as reported gross bookings increased 12.5% year-over-year and ASPs were flat at $457 as continued mix-shift from domestic to international travel and mix-shift to higher ASP packages more than offset the impact from the 15% currency depreciation in the period.

Argentina continued to experience challenging macro conditions with GDP for 2018 estimated to have contracted 2.5% year-over-year, inflation up 41% and the currency depreciating 51% against the U.S. dollar. The Company’s ability to adjust quickly to changing market dynamics, coupled with its leading market position, drove market share increase, despite reporting an 11.7% decline in transactions reflecting the overall market contraction. On an FX neutral basis, gross bookings increased year-over-year by 26.0% and ASPs rose 42.7%, in line with inflation. On a reported basis, gross bookings and ASPs in Argentina declined year-over-year by 40.4% and 32.5%, respectively.

Across the Rest of Latin America, Despegar reported increases of 28.8% in transactions and 20.5% in gross bookings, while ASPs declined 6.4% year-over-year. On an FX neutral basis, gross bookings rose 26.6%, while ASPs decreased 1.7% to $450.

Geographical Breakdown of Select Operating and Financial Metrics - Growth Analysis
(In %, except as noted)
4Q18 vs. 4Q17 - As Reported

	Argentina	Brazil	Rest of Latin America	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(11.7%)	12.4%	28.8%	11.5%
Gross Bookings	(40.4%)	12.5%	20.5%	(4.1%)
ASP ($)	(32.5%)	0.1%	(6.4%)	(14.0%)
Revenues				(12.8%)
Gross Profit				(26.7%)
4Q18 vs. 4Q17 - FX Neutral Basis
	Argentina	Brazil	Rest of Latin America	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(11.7%)	12.4%	28.8%	11.5%
Gross Bookings	26.0%	31.8%	26.6%	28.2%
ASP ($)	42.7%	17.3%	(1.7%)	15.0%
Revenues				8.7%
Gross Profit				(12.4%)

Revenue

Total FX neutral revenue in 4Q18 increased 9% year-on-year as the Company continued to gain market share. However, as reported revenue decreased 13% to $132.5 million in 4Q18, from pro forma $151.6 million in the year-ago period, driven mainly by the 13% year-on-year decline in ASP mainly reflecting the FX translation impact from currency depreciation and lower purchasing power resulting from challenging macro conditions in Argentina, and to a lesser extent by a continued mix-shift from international to domestic travel across some key markets.

Revenue margin declined 65 basis points year-on-year, to 11% in 4Q18, due to reductions earlier in the year in customer fees and discounts in package transactions to drive further share gains, along with the mix-shift from international to lower margin domestic destinations and a reduction in air supplier volume bonuses as a result of lower demand. This was partially offset by lower cancellations in the quarter.

The year-on-year decline in revenue was mainly the result of lower revenues from Air and to a lesser extent from Packages, Hotels & Other Travel Products segments.

  Air segment revenue was $50.3 million in 4Q18, decreasing 24% year-over-year from pro forma $66.1 million in the year-ago quarter. Transactions rose 12% year-on-year resulting in market share gains despite slower overall market growth. Higher volumes were more than offset by a 32% decline in average revenue per transaction reflecting the Company’s strategy of lowering air customer fees in several markets earlier in 2018 to support share gains and drive additional cross-selling opportunities. A reduction in supplier volume bonuses as a result of lower than anticipated demand and a mix-shift from international to domestic travel resulting from local currency depreciation in Argentina also contributed to the decline in Air revenues.
  Packages, Hotels & Other Travel Products segment revenue declined 4% in the fourth quarter of 2018 to $82.3 million, from pro forma $85.5 million in 4Q17. Transactions rose by 8% but were more than offset by an 11% decrease in revenue per transaction principally reflecting the weaker macro environment and price discounts, along with mix-shift from international to domestic travel given currency depreciation. The Packages, Hotels and Other Travel Products segment accounted for 62% of total revenue in 4Q18, up from 56% in the same period of the prior year

Revenue Breakdown[1]

	4Q18		Pro Forma 4Q17		Adj.	4Q17		% Chg[2]
	$	% of total	$	% of total	$	$	% of total
Revenue by business segment (in $Ms)
Air	50.3	38%	66.1	44%	0.3	65.8	46%	(24%)
Packages, Hotels & Other Travel Products	82.3	62%	85.5	56%	7.3	78.2	54%	(4%)
Total revenue	$132.5	100%	$151.6	100%	$7.6	$144.0	100%	(13%)
Revenue per transaction (in $)
Air	32.3		47.7		0.2	47.5		(32%)
Packages, Hotels & Other Travel Products	73.5		82.7		7.1	75.7		(11%)
Total revenue per transaction	$49.5		$62.7		$2.8	$59.5		(21%)

Total revenue margin	11.0%		11.6%			11.4%		(65) bps
1. Net of sales tax

2. For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Cost of Revenue and Gross Profit

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, was $49.7 million in 4Q18 compared to $38.4 million in 4Q17, an increase of 29%. As a percentage of revenue, cost of revenue rose by 1,219 basis points to 37.5% from 25.3% in the fourth quarter of 2017.

The year-on-year increase in cost of revenue was primarily driven by higher installment plan costs as Despegar increased the availability and duration of installments in the fourth quarter in Argentina, after a contraction in the prior quarter. Additionally, credit card merchant fee expense increased reflecting a higher mix of transactions where the Company was the credit card merchant of record rather than airline suppliers which allowed Despegar to offer more attractive customer financing options.

To a lesser extent, higher fulfillment costs also contributed to the increase in cost of revenue, while a continued reduction in fraud partially offset such increases. These customer-oriented initiatives allowed the Company to deliver a 780 basis points year-on-year increase in after trip NPS.

Gross Profit reached $82.8 million in 4Q18, declining 27% year-on-year. On an FX neutral basis, gross profit declined 12% to $99 million, reflecting lower revenue margins resulting from the Company’s initiatives to accelerate market share growth, along with investments in support of improving customer satisfaction levels.

Cost of Revenue and Gross Profit
(In millions, except as noted)
	4Q18	Pro Forma 4Q17	Adj.	4Q17	% Chg[1]
Revenue	$132.5	$151.6	$7.6	$144.0	(13%)
Cost of Revenue	$49.7	$38.4		$38.4	29%
% of revenues	37.5%	25.3%		26.7%	+1,219 bps
Gross Profit	82.8	113.2	7.6	105.6	(27%)
Gross Profit Margin	62.5%	74.7%		73.3%	(1,219) bps

1. For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Operating Expenses

Total operating expenses in 4Q18 decreased 10% year-over-year to $76.9 million, mainly benefitting from regional currency depreciation, principally in Argentina which accounts for approximately half of total operating expenses. This more than offset more difficult comps from a one-time tax recovery gains in 4Q17. As a percentage of revenues, however, total operating expenses increased by 161 bps to 58.0%. Excluding the one-time item in 4Q17, total operating costs decreased 11% year-on-year in 4Q18 but rose 108 basis points as a percentage of revenues to 58.0%.

  Selling and marketing (S&M) expenses declined 7% year-over-year to $42.9 million, from $46.4 million in 4Q17. On a per transaction basis, Despegar achieved savings of 16.3%, with S&M declining to $16.0 million from $19.2 in 4Q17. Measured as a percentage of revenues, however, these expenses increased to 32.4% in 4Q18 from 30.6% in 4Q17, mainly reflecting lower ASPs resulting from local currency devaluation in Argentina and the continued mix-shift from international to domestic travel across key markets. This more than offset the benefit from regional currency depreciation on costs, the lower level of marketing investments and improving efficiencies.
  General and administrative (G&A) expenses declined 11% year-over-year to $17.6 million, from $19.8 million in the fourth quarter of 2017, benefitting from currency depreciation, mainly in Argentina. As a percentage of revenues, G&A increased 21 basis points to 13.3% in 4Q18 from 13.1% in the prior year quarter reflecting the 7.8% year-over-year increase in headcount, personnel expenses, a $2.0 million increase in stock-based compensation, and $363 thousands of the Venezuela impairment. Excluding a one-time time tax recovery gain of $0.8 million in 4Q17, comparable G&A declined 14.7% year-over-year, but increased 32 basis points as % of revenues on a lower revenue base.
  Technology and product development expenses declined 15% year-over-year to $16.4 million in 4Q18, from $19.3 million in 4Q17 reflecting lower USD expenses from currency depreciation in Argentina where the majority of headcount is based, partially offset the 17.7% year-over-year increase in headcount as the Company continues to introduce new services and functionalities to its platform. As a percentage of revenue, technology and product expenses declined by 41 basis points year-over-year to 12.4% despite continued investments in technology and product development platform.

Operating Expenses
(In millions, except as noted)
	4Q18	Pro Forma 4Q17	4Q17	% Chg[1]
Selling and marketing	$42.9	$46.4	$46.4	(7%)
% of revenues	32.4%	30.6%	32.2%	+181 bps
General and administrative[2]	$17.6	$19.8	$19.8	(11%)
% of revenues	13.3%	13.1%	13.8%	+21 bps
Technology and product development	$16.4	$19.3	$19.3	(15%)
% of revenues	12.4%	12.8%	13.4%	(41) bps
Total operating expenses	$76.9	$85.5	$85.5	(10%)
Total operating expenses as a % of revenues	58.0%	56.4%	59.4%	+161 bps
Total operating expenses (Excl. one-time items)	$76.9	$86.3	$86.3	(11%)
Total operating expenses (Excl. one time items) as a % of revenues	58.0%	56.9%	59.9%	+108 bps

1. For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

2. Includes $363 thousands impairment loss for fixed assets in Venezuela in 4Q 2018.

Financial Income/Expenses

In the fourth quarter of 2018, the Company reported a net financial expense of $0.0 million compared to $6.2 million in 4Q17. The decrease was primarily due to foreign exchange gain from currency revaluation in Argentina and Brazil and higher interest income from invested cash balances. Savings were partially offset by higher credit card receivable factoring expenses in Brazil as a result of the increase in the Company’s own merchant gross bookings in 4Q18. Net financial expense for 4Q18 also includes a $1.0 million FX gain resulting from the adoption of the U.S. dollar as the functional currency of the Company’s Argentine subsidiary starting July 1, 2018 following the guidance of ASC 830 as Argentina is recognized as a hyperinflationary economy.

Income Taxes

The Company reported an income tax expense of $2.9 million in 4Q18, compared to $2.6 million pro-forma in 4Q17. The effective tax rate in 4Q18 was 48,6%, compared to pro-forma 12.2% 4Q17. The higher rate in 4Q18 is primarily driven by the decrease in non-taxable income during 2018. The lower effective tax rate in 4Q17 was mainly due to the recognition of deferred tax assets and by a reversal of a tax contingency due to the expiration of the statutory limitations.

Adjusted EBITDA & Margin

Adjusted EBITDA declined by 58%, or $19.2 million, to $13.9 million in 4Q18 from pro forma $32.7 million in the prior year-quarter. Excluding Argentine operations, Adjusted EBITDA, increased by $8.7 million in the quarter, which highlights the resilience of the Company’s business model and diversification value.

Adjusted EBITDA margin contracted to 10.5% from 21.6% in the prior year quarter, primarily resulting from the mix-shift from international to domestic travel driven by currency devaluation across the region, lower year-on-year customer fees in air and price discounts in packages introduced earlier in the year to support top line growth and lower supplier bonuses resulting from softer volumes. Higher installment expense to drive top line growth also impacted Adjusted EBITDA margin. This was partially offset by lower operating expenses.

Excluding one-time tax recoveries of $0.8 million in the fourth quarter of 2017, comparable Adjusted EBITDA would have decreased 56%.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	4Q18	Pro Forma 4Q17	Adj.	4Q17	% Chg[1]
Net income/ (loss)	$3.0	$18.8	$6.5	$12.4	(84%)
Add (deduct):
Financial expense, net	0.0	6.2		6.2	(100%)
Income tax expense	2.9	2.6	1.1	1.5	9%
Depreciation expense	1.7	1.0	-	1.0	62%
Amortization of intangible assets	3.2	2.7	-	2.7	15%
Share-based compensation expense	3.1	1.2	-	1.2	155%
Adjusted EBITDA	$13.9	$32.7	$7.6	$25.1	(58%)
Adjusted EBITDA Margin	10.5%	21.6%		17.4%	(1,109) bps
One-time items	-	0.8		0.8	(100%)
Adjusted EBITDA (Excl. one-time items)	13.9	31.9		24.3	(56%)
Adjusted EBITDA Mg. (Excl. one-time items)	10.5%	21.0%		16.9%	(1,056) bps

1. For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at December 31, 2018 was $352.2 million, compared to $410.8 million at December 31, 2017, reflecting lower cash flow generated during the twelve-months ended December 31, 2018. Additionally, during the quarter, the Company repurchased $10.2 million shares under a previously announced share buyback program totaling $26 million in the year.

Despegar reported a use of cash flow from operating activities of $5.4 million in 4Q18 compared to cash generation of $25.2 million in 4Q17. This usage of cash resulted mainly from an increase in inventories and cash advances to travel suppliers, lower net income and slower growth in the Company’s supplier and related party payables resulting from lower year-over-year sales. For the twelve months ended December 31, 2018 the Company reported a net use of cash from operating activities of $17.6 million versus cash flow generation from operating activities of $61.2 million for the twelve months ended December 31, 2017.

During 4Q18, the Company’s capital expenditures were $8.9 million compared to $6.3 million during the comparable quarter in 2017. Funds were primarily used for technology hardware and office expansion.

Argentina Considered Hyperinflationary Market

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

4Q18 Earnings Conference Call

When:	8:00 a.m. Eastern time, March 7, 2019

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Javier Kelly Grinner, Investor Relations

Dial-in:	1-866-270-1533 (U.S. domestic); 1-412-317-0797 (international)

Webcast:	CLICK HERE

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of 2017 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com
Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a tailor-made experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 300 airlines, more than 520,000 accommodation options, as well as approximately 1,100 car rental agencies and approximately 240 destination services suppliers with more than 8,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE:DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements
This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three and twelve - month periods ended December 31, 2018
(in thousands U.S. dollars, except as noted)

	4Q18	Pro Forma 4Q17	Adj.	4Q17	% Chg[2]
Revenue	$132,515	$151,589	$7,578	$144,011	(13%)
Cost of revenue	49,703	38,383		38,383	29%
Gross profit	82,812	113,206	7,578	105,628	(27%)
Operating expenses
Selling and marketing	42,925	46,356		46,356	(7%)
General and administrative	17,599	19,821		19,821	(11%)
Technology and product development	16,376	19,349		19,349	(15%)
Total operating expenses	76,900	85,526		85,526	(10%)

Operating income	5,912	27,680	7,578	20,102	(79%)
Net financial income (expense)	(18)	(6,232)		(6,232)	(100%)
Net income before income taxes	5,894	21,448	7,578	13,870	(73%)
Income tax expense	2,864	2,617	1,105	1,512	9%
Net income	3,030	18,831	6,473	12,358	(84%)
Basic EPS (in $)	0.04	0.27		0.18	(84%)
Diluted EPS (in $)	0.04	0.27		0.18	(84%)
Basic shares weighted average[1]	69,187	69,098		69,098
Diluted shares weighted average[1]	71,287	69,189		69,189
As a % of Revenues
Cost of revenue	37.5%	25.3%		26.7%	+1,219 bps
Gross profit	62.5%	74.7%		73.3%	(1,219) bps
Operating expenses
Selling and marketing	32.4%	30.6%		32.2%	+181 bps
General and administrative	13.3%	13.1%		13.8%	+21 bps
Technology and product development	12.4%	12.8%		13.4%	(41) bps
Total operating expenses	58.0%	56.4%		59.4%	+161 bps
Operating income	4.5%	18.3%		14.0%	(1,380) bps
Net income before income taxes	4.4%	14.1%		9.6%	(970) bps
Net income	2.3%	12.4%		8.6%	(1,014) bps
1. In thousands

2. For comparison purposes, the Company has presented Pro-forma 4Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Key Financial & Operating Trended Metrics
(in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,599
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,497	$1,184,355	$1,092,287	$1,207,186
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%
Air	1,246	1,324	1,328	1,386	1,362	1,513	1,512	1,557
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%
Packages, Hotels & Other Travel Products	883	886	970	1,033	1,152	1,094	1,085	1,119
- YoY growth	25%	27%	29%	28%	30%	23%	12%	8%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$47.8
- YoY growth					3%	(12%)	(18%)	(20%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3
- YoY growth					(2%)	(22%)	(25%)	(32%)
Packages, Hotels & Other Travel Products	$73.5	$71.7	$76.2	$82.7	$76.2	$68.6	$65.2	$69.3
- YoY growth					4%	(4%)	(14%)	(16%)
ASPs	$479	$480	$486	$520	$490	$454	$421	$451
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868

Unaudited Consolidated Balance Sheets as of December 31, 2018
(in thousands U.S. dollars, except as noted)

	As of December 31, 2018	As of December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$346,480	$371,013
Restricted cash and cash equivalents	$5,709	$29,764
Accounts receivable, net of allowances	$225,019	$198,273
Related party receivable	8,653	5,253
Other current assets and prepaid expenses	68,471	29,405
Total current assets	654,332	633,708
Non-current assets
Other Assets	12,751	4,658
Restricted cash and cash equivalents	–	10,000
Property and equipment net	19,716	16,171
Intangible assets, net	37,512	35,424
Goodwill	36,207	38,733
Total non-current assets	106,186	104,986
TOTAL ASSETS	760,518	738,694
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	42,353	45,609
Travel suppliers payable	185,450	174,817
Related party payable	83,904	84,364
Loans and other financial liabilities	31,162	8,220
Deferred Revenue	4,800	30,113
Other liabilities	33,270	39,751
Contingent liabilities	4,794	4,732
Total current liabilities	385,733	387,606
Non-current liabilities
Other liabilities	243	1,015
Contingent liabilities	1,968	7,115
Related party liability	125,000	125,000
Total non-current liabilities	127,211	133,130
TOTAL LIABILITIES	512,944	520,736
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	255,254	253,535
Additional paid-in capital	321,627	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	3,051	16,323
Accumulated losses	(305,600)	(367,616)
Treasury Stock	(26,030)	–
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	247,574	217,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	760,518	738,694

Unaudited Statements of Cash Flows for the three and twelve-month period ended December 31, 2018 and 2017
(in thousands U.S. dollars, except as noted)

	3 months ended December 31,		Twelve months ended December 31,
	2018	2017	2018	2017
Cash flows from operating activities
Net income	$3,030	$12,358	$19,154	$42,366
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	(2,565)	–	(1,088)	457
Depreciation expense	1,313	1,033	4,985	5,075
Amortization of intangible assets	3,156	2,741	10,140	8,751
Impairment of long-lived assets	363	–	363	–
Stock based compensation expense	3,124	1,224	6,766	4,289
Interest and penalties	(103)	(675)	494	(65)
Income taxes	1,589	(369)	2,876	5,507
Allowance for doubtful accounts	749	130	1,062	818
Provision / (recovery) for contingencies	1,079	(97)	2,021	(603)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	(36,805)	(45,783)	(51,277)	(85,383)
(Increase) / Decrease in related party receivables	(2,137)	(671)	(3,406)	(3,013)
(Increase) / Decrease in other assets and prepaid expenses	(15,914)	(3,599)	(61,302)	(10,090)
Increase / (Decrease) in accounts payable and accrued expenses	(4,062)	7,878	4,277	22,363
Increase / (Decrease) in travel suppliers payable	42,253	50,005	42,789	78,835
Increase / (Decrease) in other liabilities	(4,783)	(9,086)	3,309	(12,323)
Increase / (Decrease) in contingencies	(181)	(2,062)	(5,567)	(12,183)
Increase / (Decrease) in related party liabilities	(530)	4,621	4,203	13,964
Increase / (Decrease) in deferred revenue	4,989	7,584	2,581	2,461
Net cash flows provided by / (used in) operating activities	(5,435)	25,232	(17,620)	61,226
Cash flows from investing activities
Payments for short-term investments	–	–	–	–
Acquisition of property and equipment	(4,692)	(2,392)	(13,085)	(8,746)
Increase of intangible assets including internal-use software and website development	(4,247)	(3,942)	(13,494)	(12,929)
(Increase) / Decrease in restricted cash and cash equivalents	–	–	–	–
Net cash (used in) /provided by investing activities	(8,939)	(6,334)	(26,579)	(21,675)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	621	(374)	24,637	585
Capital contributions	–	(776)	136	253,529
Treasury Stock	(10,234)		(26,030)
Net cash (used in) / provided by financing activities	(9,613)	(1,150)	(1,257)	254,114
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(518)	(3,009)	(13,132)	(2,053)
Net increase / (decrease) in cash, cash equivalents and restricted cash	(24,505)	14,739	(58,588)	291,612
Cash, cash equivalents and restricted cash as of beginning of the period	376,694	396,038	410,777	119,165
Cash, cash equivalents and restricted cash as of end of the period	352,189	410,777	352,189	410,777

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Free cash flow is defined as cash flow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cash flow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly report.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2017 and applying them to the corresponding months in 2018, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended December 31, 2018:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q18 vs. 4Q17 - As Reported
	Argentina			Brazil			Rest of Latin America			Total
	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.
Transactions ('000)	558	632	(11.7%)	1,085	966	12.4%	1,033	802	28.8%	2,676	2,400	11.5%
Gross Bookings	269	451	(40.4%)	496	441	12.5%	443	367	20.5%	1,207	1,258	(4.1%)
ASP ($)	481	713	(32.5%)	457	456	0.1%	429	458	(6.4%)	451	524	(14.0%)
Revenues										133	152	(12.8%)
Gross Profit										83	113	(26.7%)
4Q18 vs. 4Q17 - FX Neutral Basis
	Argentina			Brazil			Rest of Latin America			Total
	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.	4Q18	4Q17	% Chg.
Transactions ('000)	558	632	(11.7%)	1,085	966	12.4%	1,033	802	28.8%	2,676	2,400	11.5%
Gross Bookings	568	451	26.0%	581	441	31.8%	465	367	26.6%	1,614	1,258	28.2%
ASP ($)	1,017	713	42.7%	535	456	17.3%	450	458	(1.7%)	603	524	15.0%
Revenues										179	152	8.7%
Gross Profit										99	113	(12.4%)
2018 vs. 2017 - As Reported
	Argentina			Brazil			Rest of Latin America			Total
	2018	2017	% Chg.	2018	2017	% Chg.	2018	2017	% Chg.	2018	2017	% Chg.
Transactions ('000)	2,378	2,253	5.5%	4,230	3,698	14.4%	3,786	3,102	22.0%	10,394	9,056	14.8%
Gross Bookings	1,250	1,462	(14.5%)	1,790	1,628	10.0%	1,675	1,365	22.8%	4,715	4,454	5.9%
ASP ($)	525	648	(19.0%)	423	440	(3.8%)	443	440	0.6%	454	492	(7.8%)
Revenues										531	529	0.4%
Gross Profit										359	387	(7.2%)
2018 vs. 2017 - FX Neutral Basis
	Argentina			Brazil			Rest of Latin America			Total
	2018	2017	% change	2018	2017	% change	2018	2017	% change	2018	2017	% change
Transactions ('000)	2,378	2,253	5.5%	4,230	3,698	14.4%	3,786	3,102	22.0%	10,394	9,056	14.8%
Gross Bookings	2,013	1,462	37.7%	2,044	1,628	25.6%	1,688	1,365	23.7%	5,745	4,454	29.0%
ASP ($)	846	648	30.6%	483	440	9.8%	446	440	1.4%	553	492	12.4%
Revenues										645	529	19.2%
Gross Profit										230	142	7.2%

CONTACT:
Investor Relations
Javier Kelly Grinner
Investor Relations
Phone: (+5411) 5173 3501
E-mail: investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: March 7, 2019